SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Petróleo Brasileiro S.A.—Petrobras

(Name of Issuer)

Common Shares, without par value

Preferred Shares, without par value

(Title of Class of Securities)

71654V408(1)

71654V101(2)

(CUSIP Number)

Eliane Aleixo Lustosa de Andrade

Av. República do Chile, 100 – Centro

Rio de Janeiro, R.J.

Brazil - CEP: 20.031-917

+5521 3747-8590

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The CUSIP number is for the American Depositary Shares relating to the Common Shares.

(2)  The CUSIP number is for the American Depositary Shares relating to the Preferred Shares.

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1	Names of Reporting Persons BNDES Participações S.A. — BNDESPAR

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8a	Shared Voting Power (Common Shares) 11,700,392(1)

	8b	Shared Voting Power (Preferred Shares) 905,692,996(2)

	9	Sole Dispositive Power 0

	10a	Shared Dispositive Power (Common Shares) 11,700,392(1)

	10b	Shared Dispositive Power (Preferred Shares) 905,692,996 (2)

11a	Aggregate Amount Beneficially Owned by Each Reporting Person (Common Shares) 11,700,392(1)

11b	Aggregate Amount Beneficially Owned by Each Reporting Person (Preferred Shares) 905,692,996 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11a) (Common Shares) 0.2%(3) (See Item 5)

13a	Percent of Class Represented by Amount in Row (11b) (Preferred Shares) 16.2%(3) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(1)  Includes the aggregate amount of 11,700,392 common shares without par value (the “Common Shares”) of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) directly beneficially owned by the Reporting Person and over which the Reporting Person shares voting and dispositive power with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), its sole shareholder.

(2) Includes the aggregate amount of 905,692,996 preferred shares without par value (the “Preferred Shares”) of Petrobras directly beneficially owned by the Reporting Person and over which the Reporting Person shares voting and dispositive power with BNDES, its sole shareholder (where such voting power arises based on the limited appointment rights of holders of Preferred Shares).  The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As discussed in Item 6, although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of Common Shares (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding at least 10.0% of Petrobras’s total capital stock have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras’s fiscal council (and such member’s respective alternate).  The Preferred Shares are not convertible into Common Shares.

(3) Percentages are calculated based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of December 31, 2018, as reported in Petrobras’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2019 (the “Annual Report”).

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1	Names of Reporting Persons Banco Nacional de Desenvolvimento Econômico e Social - BNDES

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7a	Sole Voting Power (Common Shares) 734,202,699

	7b	Sole Voting Power (Preferred Shares) 161,596,958

	8a	Shared Voting Power (Common Shares) 11,700,392(1)

	8b	Shared Voting Power (Preferred Shares) 905,692,996 (2)(3)

	9a	Sole Dispositive Power (Common Shares) 734,202,699

	9b	Sole Dispositive Power (Preferred Shares) 161,596,958

	10a	Shared Dispositive Power (Common Shares) 11,700,392(1)

	10b	Shared Dispositive Power (Preferred Shares) 905,692,996 (2)(3)

11a	Aggregate Amount Beneficially Owned by Each Reporting Person (Common Shares) 745,903,091(4)

11b	Aggregate Amount Beneficially Owned by Each Reporting Person (Preferred Shares) 1,067,289,954 (3)(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13a	Percent of Class Represented by Amount in Row (11a) 10.0%(5) (See Item 5)

13b	Percent of Class Represented by Amount in Row (11b) 19.1%(5) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(1) Includes the aggregate amount of 11,700,392 Common Shares directly beneficially owned by BNDES Participações S.A. (“BNDESPAR”) and indirectly beneficially owned by the Reporting Person, and over which the Reporting Person shares voting and dispositive power with BNDESPAR, its direct, wholly-owned subsidiary.

(2) Includes the aggregate amount of 905,692,996 Preferred Shares directly beneficially owned by BNDESPAR and over which the Reporting Person shares voting and dispositive power with BNDESPAR, its direct, wholly-owned subsidiary (where such voting power arises based on the limited appointment rights of holders of Preferred Shares).

(3) The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Exchange Act.  As discussed in Item 6, although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of Common Shares (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding, individually or as a group, at least 10.0% of Petrobras’s total capital stock have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras’s fiscal council (and such member’s respective alternate).  The Preferred Shares are not convertible into Common Shares.

(4) The Reporting Person may be deemed an indirect beneficial owner of the Common Shares and Preferred Shares directly beneficially owned by BNDESPAR, as the sole shareholder of BNDESPAR, along with the Common Shares and Preferred Shares directly owned by the Reporting Person.

(5)  Percentages are calculated based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of December 31, 2018, as reported in the Annual Report.

CUSIP No. 71654V408 CUSIP No. 71654V101	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the common shares without par value (the “Common Shares”) and the preferred shares without par value (the “Preferred Shares”) of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”), a Brazilian company.

The principal executive offices of Petrobras are located at Avenida República do Chile, 65—23rd Floor 20031-912, Rio de Janeiro, R.J., Brazil.

Item 2.  Identity and Background.

This statement is filed by the persons listed below (the “Reporting Persons”):

BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), a company duly organized and existing in the Federative Republic of Brazil.  The address of BNDESPAR’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917.

Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), a Brazilian state-owned development bank and the sole shareholder of BNDESPAR.  The address of BNDES’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917.  BNDESPAR is a direct, wholly-owned subsidiary of BNDES.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares and Preferred Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, residence or business address and present principal occupation of each director and executive officer of each Reporting Person as of the date of this filing (the “Covered Individuals”) is set forth below.  All of the Covered Individuals are citizens of the Federative Republic of Brazil.

Name	Residence or Business address	Present principal occupation or employment
BNDESPAR
Fernando Antônio Ribeiro Soares	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Director
Antônio Carlos de Paiva Futuro	Same as above	Director
Bruno Cesar Grossi de Souza	Same as above	Director
Ary Joel de Abreu Lanzarim	Same as above	Director
Luciana Pires Dias	Same as above	Director
Claudio Corrêa Vasques	Same as above	Director
Miguel Ragone de Mattos	Same as above	Director
Ricardo Moura de Araújo Faria	Same as above	Director
Roberto Carlos Marucco Junior	Same as above	Executive Officer
Karla Bertocco Trindade	Same as above	Executive Officer
Eliane Aleixo Lustosa de Andrade	Same as above	Executive Officer
José Flavio Ferreira Ramos	Same as above	Executive Officer
Henrique Bastos Rocha	Same as above	Executive Officer
Denise Pauli Pavarina	Same as above	Executive Officer
Joaquim Vieira Ferreira Levy	Same as above	President

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BNDES
Natália Marcassa de Souza	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Director
Daniel Sigelmann	Same as above	Director
Mansueto Facundo de Almeida Júnior	Same as above	Director
George Alberto de Aguiar Soares	Same as above	Director
William George Lopes Saab	Same as above	Director
Juan Pedro Jensen Perdomo	Same as above	Director
Walter Baere de Araújo Filho	Same as above	Director
Antonio José Barreto de Araújo Júnior	Same as above	Director
Roberto Carlos Marucco Junior	Same as above	Executive Officer
Karla Bertocco Trindade	Same as above	Executive Officer
Eliane Aleixo Lustosa de Andrade	Same as above	Executive Officer
José Flavio Ferreira Ramos	Same as above	Executive Officer
Henrique Bastos Rocha	Same as above	Executive Officer
Denise Pauli Pavarina	Same as above	Executive Officer
Joaquim Vieira Ferreira Levy	Same as above	President

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds.

The information in Item 4 is incorporated by reference herein to the extent applicable.

Item 4.  Purpose of Transaction.

In 2000, before Petrobras registered under Section 12(b) of the Exchange Act the American Depositary Shares representing its Common Shares, BNDESPAR owned directly, and BNDES owned indirectly, 12,789,493 Common Shares.  In 2000, before Petrobras registered under Section 12(b) of the Exchange Act the American Depositary Shares representing its Preferred Shares, BNDESPAR owned directly, and BNDES owned indirectly, 74,405,873 Preferred Shares, and BNDES owned directly 41,381,826 Preferred Shares.   As a result of a series of transactions, BNDESPAR and BNDES have increased and decreased their respective shareholding positions in Petrobras’s capital stock over time. As of the date of this filing, BNDESPAR directly owns 11,700,392 Common Shares of Petrobras and 905,692,996 Preferred Shares of Petrobras.  In addition to indirectly beneficially owning all Common Shares and Preferred Shares directly beneficially owned by BNDESPAR, as of the date of this filing, BNDES directly owns 734,202,699 Common Shares of Petrobras and 161,596,958 Preferred Shares of Petrobras.

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The table below reflects the material acquisitions and dispositions (for the purposes of Section 13(d) of the Exchange Act) in Common Shares and Preferred Shares of Petrobras carried out directly by BNDESPAR (and indirectly by BNDES) and directly by BNDES.  This table covers transactions since September 15, 2009, when the Reporting Person acquired beneficial ownership of more than 2.0% of the Common Shares during the preceding 12 months and became obligated to file a report on Schedule 13D, rather than a report on Schedule 13G, with respect to their interest in the Common Shares.  Transactions prior to September 15, 2009, including several stock splits, are omitted, because they predated the event obligating the Reporting Persons to file a Schedule 13D.

		BNDESPAR				BNDES
		Common Shares		Preferred Shares		Common Shares		Preferred Shares
Date (Month)	Transaction Description	Number of Shares Acquired (Disposed)	Total Holdings After the Transaction	Number of Shares Acquired (Disposed)	Total Holdings After the Transaction	Number of Shares Acquired (Disposed)	Total Holdings After the Transaction	Number of Shares Acquired (Disposed)	Total Holdings After the Transaction
September 2009	Capital contribution to BNDES by the Brazilian National Treasury	—	94,492,328	—	574,047,334	3,964,672	3,964,672	—	—
September 2009	Transfer of Common Shares from BNDES to BNDESPAR	3,964,672	98,457,000	—	574,047,334	(3,964,672)	—	—	—
September 2010	Securities exchange between BNDESPAR and the Brazilian National Treasury of Preferred Shared for Common Shares	13,948,656	112,405,656	(15,968,529)	558,078,805	—	—	—	—
September 2010	Capital contribution to BNDES by the Brazilian National Treasury	—	112,405,656	—	558,078,805	139,754,560	139,754,560	—	—
September 2010	Acquisition in public offering of Petrobras	60,994,736	173,400,392	783,269,961	1,341,348,766	79,090,866	218,845,426
February 2011	Capital contribution to BNDES by the Brazilian National Treasury	—	173,400,392	—	1,341,348,766	207,052,733	425,898,159	—	—
December 2011	Capital contribution to BNDES by the Brazilian National Treasury	—	173,400,392	—	1,341,348,766	16,103,059	442,001,218	—	—
December 2012	Securities exchange between BNDES and the Investment and Stabilization Fund of Brazilian treasury bonds for Common Shares and Preferred Shares	—	173,400,392	—	1,341,348,766	292,201,481	734,202,699	161,596,958	161,596,958
December 2012	Securities exchange between BNDESPAR and the Brazilian National Treasury of Common Shares	(161,700,000)	11,700,392	—	1,341,348,766	—	734,202,699	—	161,596,958
Between December 2016 and May 2017	Various over-the-counter dispositions	—	11,700,392	(91,295,270)	1,250,053,496	—	734,202,699	—	161,596,958
Between February 2018 and February 2019	Various over-the-counter dispositions	—	11,700,392	(344,360,500)	905,692,996	—	734,202,699	—	161,596,958

The Reporting Persons may, from time to time, take such actions regarding their investment in the Common Shares and the Preferred Shares as they deem appropriate.  These actions may include: (i) acquiring additional Common Shares, Preferred Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the

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Issuer that are based upon or relate to the value of Common Shares or Preferred Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) exercising director appointment rights or cumulative voting rights to the extent permitted under Petrobras’s bylaws and otherwise by law (as described further in Item 6 of this Schedule 13D); or (v) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as Petrobras’s financial position and strategic direction, actions taken by Petrobras’s board of directors, price levels of the Common Shares and Preferred Shares, conditions in the securities market and general economic and industry conditions.  In particular, from time to time, BNDESPAR’s board of executive officers also authorizes plans for the acquisition or disposal of up to a certain number of Common Shares for an established period of time.

Item 5.  Interest in Securities of the Issuer.

(a)  - (b) BNDESPAR is the direct beneficial owner of 11,700,392 Common Shares, or approximately 0.2% of Petrobras’s issued and outstanding Common Shares, and 905,692,996 Preferred Shares, or approximately 16.2% of Petrobras’s issued and outstanding Preferred Shares.  BNDESPAR, as the wholly-owned subsidiary of BNDES, may be deemed to share with BNDES voting and dispositive power with respect to the Common Shares and the Preferred Shares directly beneficially owned by BNDESPAR (in the case of the Preferred Shares, to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power).

BNDES is the direct beneficial owner of 734,202,699 Common Shares and 161,596,958 Preferred Shares, with respect to which it has sole voting and dispositive power.  BNDES, as the sole shareholder of BNDESPAR, may be deemed the indirect beneficial owner of the 11,700,392 Common Shares and the 905,692,996 Preferred Shares directly beneficially owned by BNDESPAR, with respect to which BNDES shares with BNDESPAR voting and dispositive power (in the case of the Preferred Shares, to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power).  BNDES may be deemed to beneficially own in the aggregate 745,903,091 Common Shares, or 10.0% of Petrobras’s issued and outstanding Common Shares, and 1,067,289,954 Preferred Shares, or 19.1% of the Petrobras’s issued and outstanding Preferred Shares.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares and Preferred Shares of Petrobras reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentages in this Schedule 13D are based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of December 31, 2018, as reported in Petrobras’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2019.

(c)          No transactions in the Common Shares or in the Preferred Shares, other than the ones described herein, were effected by any Reporting Person in the sixty days prior to the date of this statement.

(d)         Not applicable.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Common Shares are not convertible into Preferred Shares, nor are the Preferred Shares convertible into Common Shares.

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Voting Rights in General

Pursuant to the Brazilian Corporate Law 6,404 and Petrobras’s amended and restated bylaws approved at the annual general meeting and extraordinary shareholders’ meeting of Petrobras held on April 26, 2018, as further amended at the extraordinary shareholders’ meeting of Petrobras held on October 4, 2018 (the “Bylaws”), each of the Common Shares carries the right to vote at a general meeting of shareholders.

Although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of Common Shares (other than, as described below, certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares have certain appointment rights with respect to Petrobras’s board of directors and fiscal council, which are limited for BNDES and BNDESPAR based on an understanding with Brazilian authorities.  For more information, see “Director Appointment Rights—Preferred Shares” and “Other Rights of Preferred Shares.”

The Brazilian federal government is required by law to own at least a majority of Petrobras’s voting stock.

Cumulative Voting Rights

Minority shareholders representing at least 5.0% of Petrobras’s Common Shares have the right to demand that a cumulative voting procedure be adopted to entitle each Common Share to as many votes as there are board members and to give each Common Share the right to vote cumulatively for only one candidate of Petrobras’s board of directors or to distribute its votes among several candidates.

Director Appointment Rights

Common Shares

Minority holders of Common Shares have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors and to appoint or dismiss one member to or from Petrobras’s fiscal council (and such members’ respective alternate).

Preferred Shares

Holders of Preferred Shares holding, individually or as a group, at least 10.0% of Petrobras’s total capital stock also have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors.  Holders of Preferred Shares have the right to appoint separately one member to Petrobras’s fiscal council (and such member’s respective alternate).

If neither the holders of voting Common Shares nor the holders of Preferred Shares have, respectively, the quorum required above, they may aggregate their shares to elect jointly a member to Petrobras’s board of directors, attending to, in this event, the required minimum quorum of 10.0% of the total share capital.

Due to BNDES’s relationship with the Brazilian government (which is also the controlling shareholder of Petrobras), pursuant to the Brazilian Corporate Law 6,404, BNDES is not allowed to exercise the rights to demand (a) board of directors and fiscal council member appointment/dismissal or (b) cumulative voting for the election of directors and fiscal council members, in both cases in respect of appointments reserved for minority holders of Common Shares and holders of Preferred Shares.  This is true despite the fact that BNDES currently beneficially owns 10.0% of the Petrobras’s Common Shares and 19.1% of Petrobras’s Preferred Shares.  This understanding was memorialized in a Deed of Undertaking signed by BNDES and BNDESPAR, in which BNDES and BNDESPAR settled with the Brazilian Comissão de Valores Mobiliários, or securities commission, regarding accusations made against them in a punitive administrative proceeding.  Following such Deed of Undertaking, BNDES and BNDESPAR no longer vote for members of the board of directors or members of the fiscal council reserved to minority holders of Common Shares and holders of Preferred Shares.

Other Features of Preferred Shares

Under Brazilian Corporate Law 6,404, the following actions must be submitted for approval or ratification by the outstanding adversely affected Preferred Shares before they are submitted for approval of at least half of the issued and outstanding Common Shares:

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•                  creation of preferred shares or increase in the existing classes of preferred shares, without preserving the proportions for any other class of preferred shares, except as set forth in or authorized by Petrobras’s Bylaws;

•                  change in the preferences, privileges or redemption or amortization conditions of any class of preferred shares; and

•                  creation of a new class of preferred shares entitled to more favorable conditions than the existing classes.

The foregoing description of the Reporting Persons’ rights with respect to the Common Shares and Preferred Shares does not purport to be complete and is qualified in its entirety by reference to Petrobras’s Bylaws, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons (filed herewith).

2

Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras, dated as of December 11, 2018 (incorporated by reference to Exhibit 1.1 of Petrobras’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2019).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2019

BNDES Participações S.A. — BNDESPAR

/s/ José Flavio Ramos
By: José Flavio Ramos
Title: Acting Chief Executive Officer

/s/ Eliane Aleixo Lustosa de Andrade
By: Eliane Aleixo Lustosa de Andrade
Title: Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2019

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ José Flavio Ramos
By: José Flavio Ramos
Title: Acting Chief Executive Officer

/s/ Eliane Aleixo Lustosa de Andrade
By: Eliane Aleixo Lustosa de Andrade
Title: Officer

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EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons (filed herewith).

2

Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras, dated as of December 11, 2018 (incorporated by reference to Exhibit 1.1 of Petrobras’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2019).